UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

TALLY-HO VENTURES, INC.

SEC FILE NUMBER
333-104631
CUSIP NUMBER
87482R 10 4

on FORM 10-QSB
for period ended March 31, 2004

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I — REGISTRANT INFORMATION

TALLY-HO VENTURES, INC.
518 Oak Street #2Glendale,
CA 91204

PART II — RULES 12b-25(b) AND (c)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject periodic report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

Due to delays associated with Tally Ho’s conversion of accounting software, the financial statements, general ledger and trial balance were all compiled and sent to the accountants for review only on May 5 and May 6, 2004. The 10-QSB was not prepared and submitted to the accountants for review until May 12, 2004. The accountants were not able to complete their review of Tally-Ho’s statements and 10-QSB prior to the deadline for submitting the 10-QSB on May 17, 2004.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification: Tal L. Kapelner (818) 550-7886

(2)	All other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) have been filed.

(3)	It is not anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report.

TALLY-HO VENTURES, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 14, 2004

By: /s/ Tal L. Kapelner Tal L. Kapelner, President